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Filed by: US Unwired Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: US Unwired Inc.

Commission File No: 000-22003

[LOGO]                               901 Lakeshore Drive, Lake Charles, LA 70601
                                                             Phone: 337-436-9000
                                                               www.usunwired.com


Contact: US Unwired
         Ed Moise, Investor Relations
         (337) 310-3500

ir@usunwired.com

  US UNWIRED CLARIFIES RESPONSE TO ANALYST'S QUESTION ABOUT FUTURE ACQUISITIONS

LAKE CHARLES, LA (December 21, 2001)--US Unwired Inc., today announced that in response to an analyst's question about future acquisitions on US Unwired's conference call on December 20, 2001 to discuss its acquisition of IWO Holdings, Inc., US Unwired may have created the impression that because of its focus on completing the acquisition and subsequent integration of IWO Holdings it would not be pursuing potential acquisitions of any size whatsoever.

US Unwired intended to convey the impression that acquisitions of smaller, non-public Sprint PCS affiliates that are within or of close proximity to its existing territories and would therefore be easily integrated into the Company's operations will continue to be considered as and when such opportunities became available. However, acquisitions of large, out-of-market Sprint PCS affiliates will not be contemplated until IWO Holdings is acquired and comfortably integrated into US Unwired's operations.

In connection with the proposed merger, US Unwired Inc. will file with the SEC a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, US Unwired Inc., 901 Lakeshore Drive, Lake Charles, LA, 70601, Phone: 337-310-3500, Fax:
337-310-3250.

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares of IWO Holdings, Inc. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. Any issuance of US Unwired Inc. common stock in any proposed merger with IWO Holdings, Inc. would have to be registered under the Securities Act of 1933, as amended, and such US Unwired Inc. common stock would be offered only by means of a prospectus complying with the Act.

About US Unwired

US Unwired Inc., headquartered in Lake Charles, La., holds direct or indirect ownership interests in three Sprint PCS Network Partners: Louisiana Unwired, Texas Unwired and Gulf Coast Wireless. Through Louisiana Unwired and Texas Unwired, US Unwired is authorized to build, operate and manage wireless mobility communications network products and services under the Sprint PCS brand name in 41 markets, currently serving approximately 236,000 Sprint PCS customers. US Unwired's Sprint PCS territory includes portions of southern Tennessee, eastern Texas, southern Arkansas, Mississippi, Alabama, the Florida panhandle, and significant portions of Louisiana. In addition, US Unwired provides cellular and paging service in southwest Louisiana. For more information on US Unwired and its products and services, visit the company's web site at http://www.usunwired.com. US Unwired is traded on the Nasdaq exchange under the symbol "UNWR".

Certain statements contained in this press release, such as statements concerning US Unwired Inc. and or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses, the competitiveness of and the financial

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UNWR to Acquire IWO Holdings
Page 2
December 19, 2001



impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings, Inc.'s network, the potential need for additional capital, unanticipated future losses; the significant level of indebtedness of the combined companies and volatility of US Unwired Inc.'s stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this press release, please refer to US Unwired Inc.'s and IWO Holdings, Inc.'s filings with the Securities and Exchange Commission ("SEC"), especially in the "Investment Considerations" and/or "Risk Factors" sections of US Unwired Inc. Form 10-K for the fiscal year ended December 31, 2000, US Unwired Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, IWO Holdings, Inc.'s Form S-4 dated July 27, 2001, IWO Holdings, Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, and in subsequent filings with the SEC. Neither company will undertake to update or revise any forward-looking statement contained herein.